Exhibit 12

EQUITY RESIDENTIAL
Consolidated Historical
Computation of Ratio of Earnings to Combined Fixed Charges

	12/31/02	12/31/01	12/31/00	12/31/99	12/31/98

Income before allocation to Minority Interests, income (loss) from investments in unconsolidated entities, net gain on sales of unconsolidated entities, discontinued operations, extraordinary items and cumulative effect of change in accounting principle	$328,905	$393,120	$360,878	$302,673	$234,920

Interest and other financing costs	337,489	352,903	363,851	328,459	243,531
Amortization of deferred financing costs	5,748	5,818	5,432	4,024	2,724
Income (loss) from investments in unconsolidated entities	(3,698)	3,772	2,309	3,850	1,192

Earnings before combined fixed charges and preferred distributions	668,444	755,613	732,470	639,006	482,367

Preferred distributions	97,151	106,119	111,941	113,196	92,917

Earnings before combined fixed charges	$571,293	$649,494	$620,529	$525,810	$389,450

Interest and other financing costs	$337,489	$352,903	$363,851	$328,459	$243,531
Interest and other financing costs – discontinued operations	981	2,347	2,771	2,089	1,141
Amortization of deferred financing costs	5,748	5,818	5,432	4,024	2,724
Amortization of deferred financing costs – discontinued operations	6	23	41	60	33
Interest capitalized for real estate and unconsolidated entities under development	27,167	28,174	17,650	8,134	1,620

Total combined fixed charges	371,391	389,265	389,745	342,766	249,049

Preferred distributions	97,151	106,119	111,941	113,196	92,917

Total combined fixed charges and preferred distributions	$468,542	$495,384	$501,686	$455,962	$341,966

Ratio of earnings before combined fixed charges to total combined fixed charges	1.54	1.67	1.59	1.53	1.56

Ratio of earnings before combined fixed charges and preferred distributions to total combined fixed charges and preferred distributions	1.43	1.53	1.46	1.40	1.41